Exhibit 99.2

News release…

Date: 7 April 2004
Ref: PR360g

Rio Tinto strengthens links with Japanese partners

Building on its strong relationship developed since becoming manager of the Robe River Joint Venture (Robe) in 2000, Rio Tinto has reached agreement with its Japanese partners on a number of iron ore and coking coal initiatives.

The initiatives include a contract to supply about 150 million tonnes of iron ore to Nippon Steel over 20 years or more, an expansion study for the Hail Creek coking coal mine, the transfer of a 47 per cent interest in the Beasley River iron ore deposit, and various technical exchange programmes.

Chris Renwick, chief executive Rio Tinto Iron Ore, said, “Japan is a fundamental market for Rio Tinto, and we are very pleased to enjoy such positive relationships with our partners in that country. As well as adding significant value through the physical synergies between the Hamersley Iron and Robe River assets, we are deepening our relationship with our Japanese partners, especially Nippon Steel, through broader business cooperation.

“This stronger relationship will underpin several new developments, including the expansion of the Yandicoogina iron ore mine in Western Australia and a proposed expansion of the Hail Creek coking coal mine in Queensland.”

In early January 2004, Rio Tinto announced closer cooperation in the management of Hamersley’s and Robe’s assets in the Pilbara region of Western Australia. The new developments outlined below further strengthen Rio Tinto’s relationship with the Robe partners, to the benefit of all parties.

Long term contract for Yandi iron ore

Hamersley and Nippon Steel have reached agreement in principle for the supply of some 150 million tonnes of Yandi iron ore under a long term contract of at least 20 years. Nippon Steel’s annual uptake will be around seven million tonnes per annum. Ore will be supplied at the annual reference price. The agreement is expected to be signed later this year.

Hamersley is currently expanding the capacity of the Yandicoogina mine by 12 million tonnes to 36 million tonnes per annum at a cost of US$200 million. Nippon Steel will purchase approximately 20 per cent of the output from the expanded mine.

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Hamersley has the flexibility to supply Yandi ore to Nippon Steel through the Dampier port and, since October 2003, through Robe’s Cape Lambert port.

Expansion of Hail Creek

In August 2003 Rio Tinto exported the first shipment of coal from the 5.5 million tonnes per annum Hail Creek metallurgical coal operation. The operation was constructed at a cost of US$255 million and was commissioned in November 2003. As a result of strong response from customers for Hail Creek product in traditional markets and China, Rio Tinto is studying an expansion of the mine. The initial study is aimed at increasing capacity to eight million tonnes per annum, with studies to further expand capacity also being considered. The study to eight million tonnes per annum is expected to be completed in the next few months.

Nippon Steel agreed to take an interest in the Hail Creek venture in 1999, but did not participate in the initial development of the project. Nippon Steel has now decided to take an interest, a move welcomed by the other Hail Creek joint venture participants.

Under formal agreements now being finalised, Nippon Steel will take an eight per cent interest in the total joint venture, with the other participants (Marubeni Coal and Sumisho Coal Development) potentially increasing their combined share by two per cent. Following completion of these transactions, Rio Tinto will have an 82 per cent interest in Hail Creek.

Rio Tinto and Nippon Steel have signed a 15 year contract to supply up to 30 million tonnes of Hail Creek product, at a price to be agreed between the two parties on an annual basis. This contract will significantly underpin the expansion of the mine.

The expansion of Hail Creek and the change to the joint venture interests will be subject to any necessary Government approvals.

Beasley River

Hamersley has agreed in principle to transfer a 47 per cent interest in the Beasley River iron ore deposit to the Japanese participants in Robe for future development. Beasley River, located near Tom Price in Western Australia, is an inferred resource of approximately 400 million tonnes of pisolitic ore.

The geographical and geological characteristics of the Beasley River deposit complement and enhance the pisolite resources available to the Robe participants at Pannawonica and elsewhere in the Robe valley.

This preliminary agreement will be developed into a formal agreement, which is expected to be signed later this year, and will be subject to any necessary Government approvals.

Technical exchange

Rio Tinto Shipping and Nippon Steel are cooperating on a range of logistics initiatives for delivery of iron ore and coal. A joint team is investigating options to improve vessel and port utilisation, aimed at reducing total supply chain costs for both parties.

Rio Tinto and Nippon Steel have also agreed to increase cooperation to improve utilisation of raw materials in the context of steel industry requirements.

Note to Editors:

Hamersley Iron is a wholly owned subsidiary of Rio Tinto and is one of the world’s leading producers of iron ore. Hamersley owns and operates six mines in the Pilbara region of Western Australia.

Robe River is an unincorporated joint venture and is owned by Rio Tinto (53 per cent), Mitsui Iron Ore Development (33 per cent), Nippon Steel Australia (10.5 per cent) and Sumitomo Metal Australia (3.5 per cent). Rio Tinto acquired its share in the Robe River Joint Venture as part of the North acquisition in 2000. Robe River operates two iron ore mines, which are also located in the Pilbara region.

Hail Creek is a joint venture and is owned by Rio Tinto Coal Australia (92 per cent), Marubeni Coal (5.33 per cent) and Sumisho Coal Development (2.67 per cent). Hail Creek is an open cut coking coal mine located in Queensland and is managed by Rio Tinto Coal Australia (formerly Pacific Coal) on behalf of the joint venture participants.

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